SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

StoneMor Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

86183Q100
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272 (including 37,843,177 Common Units issuable upon conversion of Preferred Units)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272 (including 37,843,177 Common Units issuable upon conversion of Preferred Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272 (including 37,843,177 Common Units issuable upon conversion of Preferred Units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272 (including 37,843,177 Common Units issuable upon conversion of Preferred Units)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272 (including 37,843,177 Common Units issuable upon conversion of Preferred Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272 (including 37,843,177 Common Units issuable upon conversion of Preferred Units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272 (including 37,843,177 Common Units issuable upon conversion of Preferred Units)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272 (including 37,843,177 Common Units issuable upon conversion of Preferred Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272 (including 37,843,177 Common Units issuable upon conversion of Preferred Units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on June 28, 2019 ("Amendment No. 6") and Amendment No. 7 filed with the SEC on October 29, 2019 ("Amendment No. 7" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the "Schedule 13D") with respect to the Common Units Representing Limited Partnership Interests (the "Common Units"), of StoneMor Partners L.P., a Delaware limited partnership (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 3 and 5(a)-(c) as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Units reported herein were derived from general working capital of the Axar Vehicles. A total of approximately $45,861,553 was paid to acquire the Common Units reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The percentages used in this Schedule 13D are calculated based upon 42,636,311 Common Units outstanding immediately following the Rights Offering, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on October 29, 2019, and assumes the conversion of the reported Preferred Units by the Reporting Persons.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Units and percentage of the Common Units beneficially owned by each of the Reporting Persons.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 6 of 7 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On October 30, 2019, the Reporting Persons purchased 3,925,660 Common Units in a privately negotiated transaction at a purchase price of $1.00 per Common Unit (excluding commissions and fees). Other than as set forth in this Item 5(c), there have been no transactions in the Common Units effected by the Reporting Persons since the filing of Amendment No. 7.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2019

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD